ICON plc

▼ FOLD AND DETACH HERE ▼

Please mark your votes as indicated in this example [X]

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1. To receive the Accounts and Reports	☐	☐	☐
2. To re-elect Dr. Bruce Given	☐	☐	☐
3. To re-elect Mr. Thomas Lynch	☐	☐	☐
4. To re-elect Mr. Declan McKeon	☐	☐	☐
5. To authorise the fixing of the Auditors' Remuneration	☐	☐	☐

SPECIAL BUSINESS	FOR	AGAINST	ABSTAIN
6. To authorise the Company to allot shares	☐	☐	☐
7. To disapply the statutory pre-emption rights	☐	☐	☐
8. To authorise the Company to make market purchases of shares	☐	☐	☐
9. To amend the Articles of Association of the Company	☐	☐	☐
10. To allow an extraordinary general meeting of the Company to be called on not less than 14 clear days' notice	☐	☐	☐

RESTRICTED SCAN LINE AREA

Mark Here for Address Change or Comments **SEE REVERSE** ☐

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature____________________ **Signature** ____________________ **Date** __________

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ICON plc

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 pm on July 9, 2010)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Icon plc registered in the name of the undersigned on the books of the Depositary as of the close of business on June 9, 2010 at the Annual General Shareholders' Meeting of ICON plc to be held on July 19, 2010, in respect of the resolutions specified on the reverse hereof.

NOTES:

1. **Instructions as to voting on the specified resolutions should be indicated by an "X" in the appropriate box.**
2. **If a Holder so elects, the Holder is entitled to instruct The Bank of New York, as Depositary, to give a discretionary proxy to a person designated by the Company.**

Address Change/Comments (Mark the corresponding box on the reverse side)

BNY MELLON SHAREOWNER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249

(Continued and to be marked, dated and signed, on the other side)